Mail Stop 3561

April 22, 2009

Steven Samblis
President and Chief Executive Officer
IC Places, Inc.
5428 S. Bracken Court
Winter Park, Florida 32972

> **Re: IC Places, Inc.**
> **Amendment No. 5 to Registration Statement on Form 10**
> **Filed April 4, 2009**
> **File No. 0-53278**

Dear Mr. Samblis:

We have reviewed your amendment and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 15

1. We reviewed your revised disclosure regarding your separation from Graystone Park Enterprises, Inc. Please file all agreements governing this separation as exhibits to your registration statement or tell us why it is not appropriate to do so. Upon review of these agreements, we may have further comment. Refer to Item 601 of Regulation S-K.

* * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Clifford Hunt, Esq.
        Via Facsimile